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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

HIGHLIGHTS

•	Embraer delivered 80 jets in the fourth quarter, of which 30 commercial aircraft and 50 executive jets (33 light and 17 mid-size). In 2022, a total of 159 jets were delivered of which 57 commercial aircraft and 102 executive jets (66 light and 36 mid-size). Embraer increased the number of aircraft delivered by 12.7% compared with 2021, even with significant supply chain constrains.
•	Firm order backlog ended 4Q22 at US$ 17.5 billion, US$ 500 million higher y-o-y with a higher book-to-bill in Executive Aviation and Services & Support.
•	Revenues reached US$ 2.0 billion in the quarter (53% higher than 4Q21) and US$ 4.5 billion in 2022, in line with Company guidance.
•	Adjusted EBIT (US$ 166.2 million in 4Q22, 196% higher than 4Q21) and EBIT and EBITDA margin of 8.3% and 11.5% in 4Q22, respectively, contributed for yearly results of 6.0% and 10.1%, surpassing guidance of 2022, driven by volume/mix, enterprise and tax efficiencies, partially offset by provision and SG&A.
•	Adjusted Free Cash Flow w/o EVE (FCF) in 4Q22, with cash generation of US$ 584.3 million, leading to full year FCF of US$ 540.1 million in 2022, surpassing FCF guidance for the year due to outstanding results and sales performance from Executive Aviation and very strict control over working capital.
•	Net Debt w/o EVE/Adjusted EBITDA ratio decreased from 3.9x in 2021 to 2.1x in 2022, with strong FCF and EBITDA performance.
•	Guidance for 2023: commercial jet deliveries of 65-70 aircraft, executive jet deliveries of 120-130 aircraft, revenues in a range of US$ 5.2 to US$ 5.7 billion, Adjusted EBIT margin of 6.4% to 7.4%, Adjusted EBITDA margin of 10.0% to 11.0%, and adjusted free cash flow of US$ 150 million or better for the year.

Main financial indicators[1]

2 Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution. Adjusted Net Income (loss) also excludes the net after-tax special items.

1

São Paulo, Brazil, March 10, 2023 - (B3: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended December 31, 2022 (4Q22), September (3Q22), and December 31, 2021 (4Q21), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

2023 GUIDANCE (Does not consider EVE)

REVENUE and gross margin

Consolidated revenue of US$ 4.5 billion in 2022 represented an increase of 8.2% y-o-y. On a q-o-q comparison, revenues increased by 53%. The Company’s total revenue closed the year within the guidance range of US$ 4.5 - 5.0 billion.

Q	Commercial Aviation reported revenue growth of 17% y-o-y to US$ 1,543.9 million due to additional 9 deliveries in 2022. Reported gross margin of 10.5% versus 4.0% reported in 2021 shows, a 6.5% improvement due to higher deliveries, positive contribution from price and cost balance and one time action.

Q	Executive Aviation revenues were US$ 1,244.4 million, 10% higher y-o-y, driven by 9 additional aircraft delivered compared to 2021. Reported gross margin of 23.4% versus 18.3% reported in 2021 due to better cost absorption on higher volume and one time action.

Q	Defense & Security revenue of US$ 447.6 million, 24.7% lower y-o-y due to less Super Tucanos delivered in 2022. Reported gross margin of 21.6% versus 17.8% reported in 2021.

Q	Services & Support reported revenues of US$ 1,266.8 million, representing y-o-y growth of 12%. Reported gross margin of 28.0% higher than 26.9% reported in 2021, bolstered by revenues from "pay by the hour" components in Commercial Aviation and by market share growth in Executive Aviation.

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EBIT AND ADJUSTED EBIT

In 2022, the Company’s reported results is summarized in the table below.

Excluding these special items, 4Q22 Adjusted EBIT was US$ 166.2 million and the period’s Adjusted EBIT margin was 8.3%, compared to Adjusted EBIT of US$ 56.3 million and Adjusted EBIT margin of 4.3% in 4Q21.

For fiscal year 2022, Adjusted EBIT, excluding special items mentioned above, was US$ 270.3 million, and year’s Adjusted EBIT margin was 6.0%, which compares to 2021 Adjusted EBIT of US$ 167.0 million and Adjusted EBIT margin of 4.0%. The higher Adjusted EBIT in 2022 was driven by volume/mix, enterprise and tax efficiencies, partially offset by provision and SG&A.

net income (Loss)

Net income attributable to Embraer shareholders and income per ADS for 4Q22 were US$ 22.9 million and US$ 0.1247 per share, respectively, compared to US$ 2.1 million in net profit attributable to Embraer shareholders and US$ 0.01 in income per ADS in 4Q21. In 2022, net loss attributable to Embraer shareholders was US$ (185.4) million and Loss per ADS was US$ (1.0095).

¹ADJUSTED NET INCOME – US$ Million

¹ Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution. Adjusted Net Income (loss) also excludes the net after-tax special items.

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DEBT & LIABILITY MANAGEMENT

Embraer ended 4Q22 with a net debt without EVE position of US$ 949.8 million, compared to US$ 1,523.2 million q-o-q and US$ 1,406.6 million y-o-y. The improvement in the Company’s net debt position q-o-q resulted from Embraer’s significant positive free cash flow generated in 4Q22, as explained below.

The average loan maturity of 4Q22 was 3.4 years, compared to 3.7 q-o-q. The term structure of loans is 90% in the long-term and 10% in the short-term. The cost of Dollar-denominated loans in 4Q22 was 5.24% p.a., in line with the 5.33% p.a. cost in 3Q22, while the cost of Brazilian Real denominated loans increased to 8.79% p.a. in 4Q22 compared to 7.95% in 3Q22.

 FREE CASH FLOW

Adjusted free cash flow for fiscal year 2022 was US$ 477.6 million, a significant improvement compared to the US$ 292.4 million reported in 2021 due to divestment of Évora’s facilities in 2Q22, outstanding results and sales performance from Executive Aviation and very strict control over working capital, especially regarding inventories, suppliers, and customer payments in advance.

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CAPEX

Net additions to total PP&E for 4Q22 were US$ 47.8 million, versus US$ 30.0 million in net additions reported in 4Q21. Of the total 4Q22 additions to PP&E, CAPEX amounted to US$ 31.0 million, and additions of pool program spare parts represented US$ 21.2 million of the additions, partially offset by US$ (4.4) million of proceeds from the sale of PP&E. For the full year, 2022, the Company invested a total of US$ 130.8 million in net additions to PP&E and US$ 229.8 million in R&D. The increase of US$ 67 MM in research in 2022 is related to EVE program's first activities and the TP program was responsible for $25.3 MM of the rise in R&D last year.

WORKING CAPITAL

Inventories increase related to work in progress and equipment in preparation for 2023 production is fully mitigated by higher contractual liabilities and accounts payable, which supported the higher Free Cash Flow reported.

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Total Backlog

At year end, the backlog breakdown was composed of: Commercial Aviation – US$ 8.6 billion (49.2%); Executive Aviation – US$ 3.9 billion (22.3%); Defense & Security – US$ 2.4 billion (13.5%); and Services & Support – US$ 2.6 billion (15.1%).

 Commercial Aviation

In 4Q22, Embraer delivered 30 commercial jets, as shown below:

Highlights of sales in 2022 include deals with Porter Airlines (which increased the number of firm orders for E195-E2 aircraft by 20, for a total of 50 firm orders), Alaska Air Group (which ordered 8 new E175 jets to operate with Horizon Air and options for another 13 units), SalamAir (with 6 confirmed orders of E195-E2 jets), Binter (which ordered 5 new E195-E2 jets) and 21 aircraft sold to undisclosed customers that result in 60 aircraft sold in the year.

The year also saw the start of the E190 and E195 commercial aircraft conversion programs for cargo transport (E190F and E195F) and the successful testing of an E195-E2 aircraft on 100% sustainable fuel in a flight of about 70 minutes, done in collaboration with Pratt & Whitney.

Finally, Embraer received Type Certification for its E190-E2 jet from the Civil Aviation Administration of China (CAAC), opening new potential in the country.

Executive AVIATION

Executive Aviation delivered 33 light and 17 mid-size jets, totaling 50 aircraft in 4Q22 and 102 jets in 2022 an 9.7% y-o-y increase.

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Embraer’s leadership in the light and mid-sized business jet segment continued in 2022. The Phenom 300 Series retained its title of the best-selling and most delivered light jet for the 11th consecutive year, with 59 deliveries and a 33% share of the light jet market. In the super mid-size segment deliveries of the Praetor 600 increased over 23% and market share grew to 19%. In total, Embraer’s 102 deliveries represent a 10% year-over-year growth in deliveries and is among the highest of its peers. New aircraft sales in 2022 remained strong, with the Executive Aviation backlog ending 2022 at US$ 3.9 Billion, up 34% compared to 2021.

Defense & security

Defense & Security's net revenue fell by US$ 146.8MM from 2021, mostly because of the delivery of 5 Super Tucanos to an undisclosed customer in 2021. Due to of their different level of execution, contracts in this segment with POC revenue recognition also made more progress in 2021 than in 2022, as they are currently in the final stage of work.

Even after accounting for the effects of the additive term of the Brazilian Air Force (FAB) contract, which reduced the total number of aircraft from 22 to 19 and altered contractual clauses to maintain the contract's financial and economic balance, the KC-390's revenue was virtually identical to that of 2021. The performance of the KC Hungary contract was better than the previous year, which countered the revenue reversal effect for the KC390.

SERVICES & SUPPORT

Renewals of contracts with Pool Program clients like Azul Repair Management and LOT Polish as well as additions of new clients like TUI and Airnorth served as the primary drivers for the Commercial Aviation services. The Entry Into Service assistance for Customers like Overland, Porter, Air Cairo, TUI, and SAS is another highlight for this segment. Porter was the first customer to receive the E2 in North America. Revenues from "pay by the hour" components rose in 2022 because of a rise in flying hours for our customers, primarily in Commercial Aviation.

The demand for executive jet services is still robust, supported by a high volume of aftermarket aircraft transactions that bring in new customers to the Executive Care program and by agreement renewals which reflect fidelity of existing customers. In addition, the Executive Aviation has seen an increase in market share, and businesses like training that had been severely impacted by the pandemic were able to resume operations, which also helped to boost revenue.

We also count on OGMA’s highlights such as the historic milestone by becoming the first Authorized Maintenance Center certified by the Portuguese aeronautical authority (ANAC - Autoridade Nacional da Aviação Civil) to carry out commercial aircraft heavy maintenance for the Embraer E-Jets E2 family of commercial aircraft in Europe, Middle East, and Africa (EMEA).

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EMBRAER S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S.dollars)

	(1) Three Months Ended		(2) Twelve Months Ended	
	31 Dec, 2021	31 Dec, 2022	31 Dec, 2021	31 Dec, 2022
Operating activities				
Net income (loss) for the year	3.0	23.1	(43.5)	(203.5)
Adjustment to net income for items not affecting cash				
Depreciation of property plant and equipment and right of use	30.6	27.2	122.0	106.6
Realization of government grants	(0.6)	-	(3.0)	(0.5)
Amortization of intangible assets	24.3	46.3	86.6	103.7
Realization of contribution from suppliers	(3.5)	(11.4)	(10.1)	(21.1)
Loss (reversal) for inventory obsolescence	(55.5)	(14.0)	(55.7)	(28.1)
Adjustment to fair value, inventory, property plant and equipment and intangible	(19.4)	3.6	(20.3)	11.6
EVEX Transaction	-	14.0	-	239.2
Adjustment to fair value - Financial Assets	-	(0.7)	(39.1)	(1.7)
Losses on fixed assets disposal	19.6	25.9	31.6	41.1
Expect credit losses (reversal) and receivables written-off	13.2	14.4	(13.0)	17.4
Deferred income tax and social contribution	58.0	34.1	38.4	(87.5)
Accrued interest	58.3	38.7	227.5	201.0
Interest on marketable securities, net	(0.9)	(3.2)	(2.4)	(9.8)
Equity in associates gains and losses	1.8	(0.9)	(1.1)	(8.5)
Share-based remuneration	-	0.5	-	2.9
Foreign exchange gain (loss), net	(3.2)	43.5	(21.4)	(24.8)
Gain and loss on equity interest	-	-	-	(1.4)
Mark to market of the residual value guarantees	(26.5)	-	(51.5)	-
Other provisions	13.5	18.3	32.3	38.7
Non-controlling interest	(1.2)	(0.2)	(1.5)	18.1
Changes in assets				
Financial investments	109.7	(108.4)	(41.7)	181.3
Derivative financial instruments	(0.1)	(80.6)	5.4	(5.6)
Collateralized accounts receivable and accounts receivable	(10.8)	21.4	13.9	(1.1)
Contract assets	37.7	128.4	(119.3)	75.2
Customer and commercial financing	9.9	(77.8)	11.4	(87.5)
Inventories	330.1	375.2	474.4	(294.3)
Other assets	102.3	65.1	(40.3)	10.4
Changes in liabilities				
Trade accounts payable	(40.4)	(20.6)	(10.0)	244.9
Trade accounts payable - Supplier finance	8.3	-	14.7	12.7
Other payables	(41.2)	60.3	(39.1)	(3.5)
Contract liabilities	146.0	(17.2)	216.8	450.8
Taxes and payroll charges payable	5.1	(13.6)	24.4	39.1
Income tax and social contribution paid	(14.7)	(35.3)	(22.5)	(50.1)
Financial guarantees	(52.1)	0.1	(55.0)	(15.7)
Unearned income	0.4	(3.0)	13.8	(15.0)
Interest paid	(39.8)	(26.4)	(207.4)	(183.7)
Net cash generated by operating activities	**661.9**	**546.8**	**515.3**	**751.3**
Investing activities				
Proceeds from sale of property, plant and equipment	2.1	4.4	3.6	5.4
Acquisition of property, plant and equipment	(32.1)	(52.2)	(101.7)	(136.2)
Additions to intangible assets	(69.8)	(43.8)	(166.5)	(119.8)
Additions investments in subsidiaries and affiliates	(0.1)	-	(0.8)	(0.4)
Sales of investments	-	-	-	158.2
Acquisition of non controlling interest	(3.8)	-	(3.8)	-
Investments measured at amortized cost	(18.4)	0.7	135.9	(17.6)
Dividends Received	0.5	(0.1)	1.7	0.9
Net cash used in investing activities	**(121.6)**	**(91.0)**	**(131.6)**	**(109.5)**
Financing activities				
Repayment of borrowings	(340.1)	(10.8)	(478.2)	(961.8)
Proceeds from borrowings	43.8	74.7	60.4	145.4
Receipt in the offering of shares of subsidiary	-	-	-	207.0
Cost of offering controlled shares	-	-	-	(47.9)
Repurchases of common shares	-	-	(2.5)	-
Lease Payments	(2.5)	(2.9)	(10.3)	(11.9)
Net cash generatet (used) by financing activities	**(298.8)**	**61.0**	**(430.6)**	**(669.2)**
Increase (Decrease) in cash and cash equivalents	**241.5**	**516.8**	**(46.9)**	**(27.4)**
Effects of exchange rate changes on cash and cash equivalents	**0.3**	**(0.6)**	**2.4**	**4.4**
Cash and cash equivalents at the beginning of the year	**1,596.8**	**1,299.4**	**1,883.1**	**1,838.6**
Cash and cash equivalents at the end of the year	**1,838.6**	**1,815.6**	**1,838.6**	**1,815.6**
Included in cash and cash equivalents per the statements of financial position	1,818.3	1,816.9	1,818.3	1,816.9
Included in assets held for sale	20.3	-	20.3	-
Included the balance in Loans and financing - overdraft balance	-	(1.3)	-	(1.3)

(1) Derived from unaudited financial statements.

(2) Derived from audited financial statements

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10

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

LIABILITIES	(2) As of December 31, 2021	(2) As of December 31, 2022
Current		
Trade accounts payable	495.2	739.5
Trade accounts payable - Supplier finance	14.8	27.5
Lease liabilities	11.5	12.0
Loans and financing	574.2	308.5
Other payables	257.1	319.9
Contract liabilities	1,204.6	1,469.0
Derivative financial instruments	2.9	57.4
Taxes and payroll charges payable	40.4	47.2
Income tax and social contribution	71.6	107.2
Unearned income	2.5	2.6
Provision	108.9	126.4
Liabilities held for sale	45.1	-
	2,828.8	**3,217.2**
Non-current		
Lease liabilities	52.3	59.0
Loans and financing	3,452.7	2,894.7
Other payables	60.5	51.1
Contract liabilities	308.7	495.0
Derivative financial instruments	3.0	40.1
Taxes and payroll charges payable	10.0	13.2
Income tax and social contribution	-	4.0
Deferred income tax and social contribution	505.8	370.6
Unearned income	37.7	22.6
Provision	120.5	150.2
	4,551.2	**4,100.5**
TOTAL LIABILITIES	**7,380.0**	**7,317.7**
Shareholders' equity		
Capital	1,551.6	1,551.6
Treasury shares	(28.2)	(28.2)
Revenue reserves	1,301.5	1,116.1
Share-based remuneration	37.4	40.3
Accumulated other comprehensive loss	(167.7)	(189.6)
Results from transactions with non controlling shareholders	(26.7)	77.4
Non-controlling interests	107.1	256.8
Total Shareholders' equity	**2,775.0**	**2,824.4**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**10,155.0**	**10,142.1**

(2) Derived from audited financial information.

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Reconciliation OF IFRS and “NON-GAAP” information

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables bellow.

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Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution.

Ratios based on “NON-GAAP” information

(i)	Total debt represents short and long-term loans and financing INCLUDING EVE (USD billion).
(ii)	Net debt represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.
(iii)	Net debt w/o EVE represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing, less EVE's Net debt.
(iv)	Total capitalization represents short and long-term loans and financing, plus shareholders equity (USD billion).
(v)	Financial expense (gross) includes only interest and commissions on loans.
(vi)	The table at the end of this release sets forth the reconciliation of Net income to EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (USD million).
(vii)	Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement (USD million).
(viii)	The table at the end of this release sets forth the reconciliation of Net income to Adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (USD million).

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Investor Relations

Leonardo Shinohara, Jose Triques, Caio Moriani, Eliane Fanis, and Viviane Pinheiro.

(+55 11) 3040-6874

investor.relations@embraer.com.br

ri.embraer.com.br

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 4Q22 Results on:

ENGLISH: Friday, March 10, 2023 at 10:00 AM (SP Time) / 08:00 AM (NY Time).

Access Link: https://mzgroup.zoom.us/webinar/register/WN_oiY_jTNkTaeyATnF2lG8Aw

To participate by Phone:

• From Brazil: +55 11 4632 2236 or 55 11 4632 2237 or +55 11 4680 6788.

• From U.S.: +1 360 209 5623 or +1 386 347 5053 or +1 507 473 4847.

• International Phone Numbers available at https://mzgroup.zoom.us/u/kdl6WjpjTv

ID: 895 5990 2845

Password: 799398

We recommend you call 20 minutes in advance.

THE CONFERENCE CALL WILL ALSO BE BROADCASTED LIVE OVER THE WEB, AT THE ADDRESS: ri.embraer.com.br

ABOUT EMBRAER

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive Aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing after-sales service and support to customers.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting more than 145 million passengers a year.

Embraer is the main manufacturer of commercial jets with up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service centers and parts distribution, among other activities, in the Americas, Africa, Asia and Europe.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

This document contains non-gaap financial information, to facilitate investors to reconcile Eve's financial information in GAAP standards to Embraer`s IFRS.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations